Orrick, Herrington & Sutcliffe LLP 51 West 52nd Street New York, NY 10019-6142 +1 212 506 5000 orrick.com

Janet A. Barbiere E jbarbiere@orrick.com D +1 212 506 3522 F +1 212 506 5151

September 23, 2024

Rolaine Bancroft

Office Chief

Office of Structured Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	BMO Commercial Mortgage Securities LLC Amendment No.2 to Registration Statement on Form SF-3 Filed September 4, 2024 File No. 333-280224 (“Amendment No.2”)

Dear Ms. Bancroft:

We are counsel to BMO Commercial Mortgage Securities LLC (the “Registrant”) in connection with the above-captioned registration statement (the “Registration Statement”). We have considered the comment of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission to Amendment No. 2 transmitted orally in the course of a phone call with us on September 18, 2024 and we have discussed that comment with various representatives of the Registrant.

Capitalized terms used herein without definition have the meanings given them in the form of prospectus contained in our pre-effective amendment No.3 to the Registration Statement (“Amendment No. 3”) submitted herewith. Included with this letter is a clean copy of Amendment No. 3 together with a copy marked to show changes implemented in response to the request of the Staff in its further comment.

September 23, 2024 Page 2

Below is our response, on behalf of the Registrant, to the Staff comment transmitted orally in the course of our September 18, 2024 phone call. The response follows our transcription of the Staff’s comment, which has been repeated in italics below.

Registration Statement on Form SF-3

Risk Factors
Risks Related to Conflicts of Interest
Interests and Incentives of the Underwriter Entities May Not Be Aligned with Your Interests, page 142

1.	We note your revision in response to prior comment 1 and re-issue in part . Although we note your addition of the phrase “subject to applicable law”, the subsequent clause beginning “but without regard” is inconsistent with Securities Act Rule 192 insofar as it qualifies or overrides the reference to applicable law. Please revise to eliminate the clause beginning “but without regard” or otherwise revise your risk factor to clarify that the ability of the underwriter entities to disregard the effect of the transactions at issue on the offered certificates or the holders of offered certificates may be limited by applicable laws, including Securities Act Rule 192.

The Registrant has revised the risk factor entitled “Interests and Incentives of the Underwriter Entities May Not be Aligned with Your Interests” in the form of prospectus to clarify that the ability of the underwriter entities to disregard the effect of the transactions at issue on the offered certificates or the holders of offered certificates may be limited by applicable laws, including Securities Act Rule 192.

If you have any questions regarding the foregoing, please contact the undersigned at (212) 506-3522.

Sincerely,

/s/ Janet A. Barbiere

Janet A. Barbiere

cc:	Janile Hill, Esq. Sean Fernandes Paul Vanderslice